UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Results of an Early Institutional and Classified Investors Tender in connection with an Offering of Series F Debentures and Series 2 Options in Israel

Ellomay Capital Ltd. (the “Company”), hereby announces that the Company completed the institutional and classified investors tender (the “Institutional Tender”), in connection with the offering, in Israel only (the “Offering”), of a new series of unsecured nonconvertible debentures bearing a fixed annual interest of 5.5% (the “Series F Debentures”) and a new series of options to purchase the Company’s ordinary shares at an exercise price of NIS 80 per share, subject to customary adjustments (the “Series 2 Options”). Both the Series F Debentures and the Series 2 Options are expected to be listed for trading on the Tel Aviv Stock Exchange.

At the Institutional Tender, the bidders submitted early commitments to place orders at the upcoming public tender for an aggregate of 424,200 units, each comprised of NIS 1,000 par value Series F Debentures and 6 Series 2 Options (the “Units”), of which the Company intends to accept early commitments to order 170,000 Units, at a price per Unit of NIS 981 (the “Institutional Tender Price Per Unit”). The Institutional Tender Price Per Unit will be set as the minimum price per Unit in the public tender for the Units that is expected to be carried out by the Company. The early commitments accepted in the Institutional Tender are binding, and in consideration for making the early commitments the institutional and classified investors will receive an early commitment commission of 0.5%.

The structure, terms and execution of the Offering and the issuance of the Series F Debentures and the Series 2 Options are subject to approval by the Company’s board of directors, the receipt of regulatory approvals, including the receipt of listing approvals, the completion of a public tender and other factors such as market conditions. Accordingly, there can be no assurance that the public offering will be consummated or as to the terms and timing thereof. The date of the public tender, including the final structure of the Offering, will be published in Israel by the Company in a shelf offering report in Hebrew.

The Offering described in this report, if made, will be made in Israel only and not to U.S. persons. The securities comprising the Units, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. Nothing in this report constitutes a public offering or an invitation to purchase the Units or the securities comprising them.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in market conditions, inability to receive required regulatory approvals, changes in electricity prices and demand, the impact of the war and hostilities in Israel and Gaza, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: January 11, 2024